

December 18, 2012

Via E-mail
Javier Gremes Cordero
Chief Executive Officer
Gas Transporter of the South, Inc.
Don Bosco 3672, 5th Floor
C1206ABF Buenos Aires, Argentina

  Re: Gas Transporter of the South, Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2011
    Filed April 25, 2012
    File No. 001-13396

Dear Mr. Cordero:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 42

Critical Accounting Policies, page 43

1. We note your disclosure that you "[periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable." We also note you have made "[estimates in connection with the tariff adjustments we expect we will have in the future" and no impairment loss had occurred as of issuance of the financial statements as of December 31, 2011 and also as of September 30, 2012 in Form 6-K filed on November 23, 2012. In this regard, the following events were noted in connection with your tariffs which could affect the value of your long-lived assets: (1) the inability to reach an agreement with the relevant regulatory agencies regarding your License renegotiation; (2) the related delay in receiving the 20% tariff revenue increase and (3) Resolution No.

1,982/11 which significantly increases the tariff charges applicable to you in 2012. Such events raise concern as to whether a potential impairment of your long-lived assets may exist under US GAAP. Please provide us and revise future disclosure to provide a comprehensive explanation of the key assumptions you have made in connection with your tariffs and any other significant events. Furthermore, please explain to us what consideration was given in your impairment evaluation to Argentina's largest distribution company and your largest distribution customer, MetroGas. We note MetroGas is in the midst of a reorganization due to weakened financial results related to their own delays in obtaining tariff adjustments and recently announced it does not have enough funds to comply with the payments of certain commercial obligations.

Discussion of Results of Operations for the Three Years Ended December 31, 2011, 2010 and 2009, page 47

Net Revenues, page 47

2. We note gas transportation revenues increased due to the revenues generated by fees. To provide investors and other users with material information that is necessary to an understanding of your operating performance, as well as its prospects for the future, please discuss the underlying reasons for the increase in your revenues. For instance, please explain and in future filings provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services and the underlying reasons for such changes.

3. We note revenues from liquids production and commercialization increased for several reasons. In future filings, when you list multiple factors that contributed to changes in an income statement line item, you should quantify the impact of each factor that you discuss to provide your readers with better insight into the reasons behind the changes in your results.

Exhibits 12.1 and 12.2

4. In both exhibits we note in paragraphs 2 and 3 you have replaced the word "report" with "annual report." In paragraphs 4(c) and others you have replaced the word "company's" with "registrant's." In paragraph 4(a) of Ex. 12.2 you omitted the following language "or caused such disclosure controls and procedures to be designed under our supervision." Your certification should be exactly as set forth in the Instructions as to Exhibits regarding Certifications in Form 20-F. Please revise your certification in future filings.

<u>Note 12. Differences Between Argentine GAAP and U.S. GAAP, page F-32</u>

5. As described in Note 2.f, we note you value your inventories at replacement cost. This does not appear to be a cost based method. Please explain how you account for inventories under US GAAP and if the variation in accounting principles is material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Gonzalo Castro Olivera, Chief Financial Officer